EXHIBIT 99.2

Media Release
Rio Tinto advances gallium metal R&D project in partnership with the Government of Canada
02 March 2026

TORONTO--(BUSINESS WIRE)-- Rio Tinto is moving forward on a research and development project to extract primary gallium from its alumina refining process in Quebec, with a conditionally approved contribution from Natural Resources Canada under the Global Partnerships Initiative (GPI).
After successfully extracting first gallium together with its partner Indium Corporation in May 2025, Rio Tinto will start construction of a pilot plant at its Complexe Jonquière in Saguenay, Canada to validate the technology in an industrial environment. The new plant is expected to be operational in 2027.
Plans are underway to build a demonstration plant with a capacity of up to 4 tonnes of gallium per year on the same site.
The Government of Canada has conditionally approved a non-repayable contribution of up to C$18.95 million in the project, in addition to the C$7 million committed by the Government of Québec in December 2024.
Primary gallium is available in limited quantities globally with current world production standing at more than 700 metric tonnes per year, all from outside North America. The transition to a commercial-scale plant could see Rio Tinto’s production reach 40 tonnes annually, representing approximately 5% of global production.
Rio Tinto Aluminium and Lithium Chief Executive Jérôme Pécresse said: “Our Vaudreuil alumina refinery in Québec, Canada is a strategic asset for our integrated aluminium operations. Extracting gallium from our existing refining process would create additional value from this asset and strengthen the North American supply chain for gallium, a critical mineral used in everything from high-performance radars, to smartphones, electric cars and laptops.”
Canada's Minister of Energy and Natural Resources, The Honorable Tim Hodgson, said: “Research and development are essential to building the responsible and resilient critical mineral supply chains that power clean energy, advanced manufacturing and defence readiness. By supporting innovative projects like those led by Rio Tinto, we are strengthening Canada’s leadership in technologies that reduce environmental impacts, improve productivity and build long-term economic and security resilience.”

View source version on businesswire.com: https://www.businesswire.com/news/home/20260302061849/en/

Media Release

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